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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 14D-9

          SOLICITATION/RECOMMENDATION STATEMENT UNDER SECTION 14(d)(4)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                         Income Growth Partners, Ltd. X
                            (Name of Subject Company)

                         Income Growth Partners, Ltd. X
                       (Names of Persons Filing Statement)

                 Original Units of Limited Partnership Interest
                         (Title of Class of Securities)

                                    000-18528
                      (CUSIP Number of Class of Securities)

                                  David Maurer
                      11230 Sorrento Valley Road, Suite 220
                               San Diego, CA 92121
                            Telephone (858) 457-2750

      (Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

                                    Copy To:
                                 David A. Fisher
                               Fisher Thurber LLP
                        4225 Executive Square, Suite 1600
                               La Jolla, CA 92037
                            Telephone (858) 535-9400


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[ ]    Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.


                                TABLE OF CONTENTS

   1. Subject Company Information

   2. Identity and Background of Filing Person.

   3. Past Contacts, Transactions, Negotiations and Agreements.

   4. The Solicitation or Recommendation.

   5. Persons/Assets, Retained, Employed, Compensated or Used.

   6. Interests in Securities of the Subject Company

   7. Purposes of the Transaction and Plans or Proposals

   8. Additional Information

   9. Exhibits

ITEM 1. SUBJECT COMPANY INFORMATION.

         The name of the subject company is Income Growth Partners, Ltd. X, a California limited partnership (the "Partnership"). The principal executive offices of the Partnership are located at 11230 Sorrento Valley Road, Suite 220, San Diego, California 92121. The telephone number of the Partnership's principal executive office is (858) 457-2750.

         The title of the class of equity securities to which this Solicitation/Recommendation Statement on Schedule 14D-9 (this "Statement") relates is original units ("Original Units") of limited partnership interests in the Partnership. As of April 30, 2003, there are 18,826.5 Original Units and 8,100 Class A Units (not included in the Offer) issued and outstanding, held by 1,874 Unit Holders.

ITEM 2. IDENTITY AND BACKGROUND OF FILING PERSON.

         The Partnership, the subject company, is the person filing this Statement. Its business address and telephone number are set forth above under item 1.

         This Statement relates to the cash tender offer made by Millenium Management, LLC ("Millenium" or the "Purchaser"), a California limited liability company, to purchase up to 1,880 Original Units of limited partnership interests in the Partnership at a cash purchase price of $850 per Original Unit, as more fully described in the Tender Offer Statement in Schedule TO filed by the Purchaser with the Securities and Exchange Commission on April 17, 2003 under file number 005-55927 (the "Purchase Tender Offer Statement").


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         Based upon the information in the Purchase Tender Offer Statement, the
Partnership understands the business address of the Purchaser to be located at 155 N. Lake Avenue, Suite 1000, Pasadena, California 91101 and the telephone number of its principal executive office is (626) 585-5920.

ITEM 3. PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

(1) Certain contracts, agreements, arrangements or understandings and actual or potential conflicts of interest between the Partnership or its affiliates and the Partnership, its executive officers, directors or affiliates are described under Item 12 of the Partnership's Annual Report on Form 10-KSB for the year ended December 31, 2002 ("Form 10-KSB"). To the knowledge of the Partnership and its General Partner, Income Growth Management, Inc. ("General Partner"), except as set forth in Item 12 of the Form 10-KSB, there exists no material contract, agreement, arrangement or understanding and no actual or potential conflict of interest between the Partnership or its affiliates and (i) the Partnership's executive officers, directors or affiliates or (ii) the Purchasers' executive officers, directors or affiliates.

(2) To the best of the Partnership's knowledge as of the date hereof, except as set forth elsewhere in this Statement or the Purchase Tender Offer Statement there exists no material contract, agreement, arrangement or understanding and no actual or potential conflict of interest between the Partnership or its affiliates and the Purchaser, its executive officers, directors or affiliates.

ITEM 4. THE SOLICITATION OR RECOMMENDATION.

(a) Recommendation.

         Income Growth Management, Inc., the general partner of the Partnership (the "General Partner"), has not approved the Offer. The General Partner believes that the price per Original Unit offered in the Offer to the holders thereof ("Limited Partners") may not fairly compensate Limited Partners for their interest in the Partnership, and, therefore, recommends the Limited Partners not tender Original Units pursuant to the Offer.

(b) Reasons for the Recommendation.

         In determining to recommend that Limited Partners not tender their Original Units in the Offer, the General Partner considered a number of factors, including, without limitation, the following:

         (1) Millenium states in the Purchase Tender Offer Statement that its offer of $850 per Original Unit equals the amount of net proceeds that Millenium estimates would be distributed per Original Unit if the Partnership sold its two properties for $42 million, the combined value of the properties estimated in a Limited Appraisal-Restricted Appraisal Report dated May 8, 2002, obtained by the General Partner (the "2002 Appraisal"). Based on its review of sales data on comparable properties in the relevant area and its consultation with advisors in the apartment sales business, however, the General Partner believes the value of


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the Partnership's two properties has increased since the delivery of the 2002
Appraisal. Accordingly, the General Partner is presently considering listing the properties for sale at a combined price of approximately $50 million. The net proceeds available for distribution per Original Unit following sale of the properties for $50 million would be approximately $1,012. This would exceed the $850 per Original Unit being offered by Millenium by approximately 19%, or $162 per Original Unit. It cannot be guaranteed that the properties will be listed for sale or, if they are listed, that they can be sold for a combined price of $50 million. In considering whether to sell the Partnership properties, the General Partner is taking into consideration its familiarity with and its view of the Partnership's business, properties, financial condition, the nature of the local real estate sales market, the historical and current prices for the Units, and the mortgage debt on both properties. For additional considerations affecting the General Partners consideration to sell the properties, see Item 7 below.

         (2) By tendering Original Units pursuant to the Offer, the Limited Partners will be giving up the opportunity to participate in any potential future benefits from the ownership of the Original Units, including distributions resulting from any future sale of the Partnership's properties.

         (3) While the Partnership's Amended and Restated Limited Partnership Agreement allows for a $200 transfer fee, the General Partner has imposed a $40 fee in the past two fiscal years, and a $40 per transaction fee will apply to any transfers of Original Units pursuant to the Offer. Therefore, net proceeds to each Limited Partner will be reduced by at least $40.

         (4) The tender of Units pursuant to the Offer may constitute a taxable event to the participating Limited Partner. See Item 8--Certain Federal Income Tax Considerations.

         The General Partner did not assign relative weights to the foregoing factors or determine that any factor was of particular importance. Rather, the General Partner viewed its position and recommendations as being based on the totality of information presented to and considered by it.

         The General Partner has not completed its review, evaluation and consideration of its proposed plan to sell the properties.

         To the knowledge of the General Partner, none of the Partnership's executive officers, directors or affiliates who own Original Units intend to sell any of such Units owned by them prior to the expiration of the Offer or tender such Units in the Offer.

         The Limited Partners should consult with their respective advisors about the financial, tax, legal and other implications of accepting or rejecting the Offer.

ITEM 5. PERSON/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.

         Neither the Partnership, the General Partner nor any person acting on their behalf has retained any person to make solicitations or recommendations to Limited Partners on the Partnership's behalf concerning the Offer.


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ITEM 6. INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

         No transaction in Units has been effected during the past 60 days by the Partnership or the General Partner or, to the best of the Partnership's knowledge, by any executive officer, director, affiliate or subsidiary of the Partnership.

ITEM 7. PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

         The Partnership is not currently undertaking or engaging in any negotiations in response to the Offer that relate to (i) a tender offer for or other acquisition of securities by or of the Partnership or any other person;
(ii) an extraordinary transaction, such as a merger, reorganization or liquidation, involving the Partnership or its subsidiaries; or (iii) any material change in the indebtedness, present capitalization or dividend policy of the Partnership.

         The Partnership is, however, currently investigating the possible sale of both of the Partnership's properties and the General Partner has consulted a prominent apartment brokerage firm, Hendricks & Partners, in connection with listing the properties for sale. The Partnership, through its subsidiaries, presently owns the following two properties:

         (i) Mission Park. This property is a 264 unit apartment complex in San Marcos, California. The property was purchased in 1989 for $17,000,000.

         (ii) Shadowridge Meadows. This property is a 184 unit apartment complex in Vista, California. The property was purchased in 1988 for $12,700,000.

         Among other factors, the General Partner is evaluating a prepayment prohibition on the Shadowridge Meadows property that may prohibit the sale of the property before October 2003. Additionally, the General Partner is also considering a prepayment penalty on the Mission Park property. In considering whether to sell the Partnership properties, the General Partner is studying the impact of these issues upon the proposed sale of the two properties and their possible financial effect on the Partnership and the Limited Partners.

         There can be no assurance that the Partnership's properties can be sold at the projected sales price of $50 million.

ITEM 8. ADDITIONAL INFORMATION.

(a)  Certain Federal Income Tax Considerations.

           The Federal Income Tax Discussion set forth below is included herein for general information only and does not purport to address all aspects of taxation that may be relevant to a particular Limited Partner. For example, this discussion does not address the effect of any applicable foreign state, local or other tax law other than federal income tax laws. Certain Limited Partners (including trusts, foreign persons, tax-exempt organizations or corporations) may be subject to special rules not discussed below. This discussion is based on the Internal Revenue Code of 1986, as amended (the "Code"), existing regulations, court decisions and Internal Revenue Service rulings and other pronouncements.


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         Each Limited Partner should consult their own tax advisor as to the particular tax consequences to such Limited Partner of the Offer, including the application of alternative minimum tax and federal, foreign, state, local, and other tax laws.
         The following general discussion is based upon the assumption that the Partnership is treated as a partnership for federal income tax purposes and is not a "publicly traded partnership," as that term is defined in the Code.

         Gain or Loss. A taxable Limited Partner will recognize a gain or loss on the sale of such Limited Partner's Units in the amount equal to the difference between (i) the amount realized by such Limited Partner on the sale and (ii) such Limited Partner's adjusted tax basis in the Units sold. The amount realized by a Limited Partner will include the Limited Partner's share of the Partnership's liabilities, if any (as determined under Section 752 of the Code and the regulations thereunder). If the Limited Partner reports a loss on the sale, such loss generally will not be currently deducted by such Limited Partner except against such Limited Partner's capital gains from other investments. However, non-corporate taxpayers may deduct up to $3,000 of capital losses per year in excess of the amount of their capital gains against ordinary income.

         The adjusted tax basis in the Units of a Limited Partner will depend upon each Limited Partner's individual circumstances. Each Limited Partner who plans to tender Units pursuant to the Offer should consult with a tax advisor as to such Limited Partner's adjusted tax bases in such Limited Partner's Units and the resulting consequences of a sale.

ITEM 9. EXHIBITS.

Exhibit 1 Item 12 of Income Growth Partners, Ltd. X Annual Report on Form 10KSB for the year ended December 31, 2002.

                                    SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

        Income Growth Partners, Ltd. X, a California limited partnership

                             By: Its General Partner
            Income Growth Management, Inc., a California corporation

                               /s/ David W. Maurer
--------------------------------------------------------------------------------
                                   (Signature)

                           David W. Maurer, President
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                                (Name and title)

                                   May 2, 2003
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                                     (Date)

INSTRUCTION TO SIGNATURE: The statement must be signed by the filing person or that person's authorized representative. If the statement is signed on behalf of a person by an authorized representative (other than an executive officer of a corporation or general partner of a partnership), evidence of the representative's authority to sign on behalf of the person must be filed with the statement. The name and any title of each person who signs the statement must be typed or printed beneath the signature. SEE ss.240.14d-1(f) with respect to signature requirements.


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                                  Exhibit Index

Exhibit 1 Item 12 of Income Growth Partners, Ltd. X Annual Report on Form 10KSB for the year ended December 31, 2002.


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                                    Exhibit 1

                     Item 12 of Annual Report on Form 10KSB
                        of Income Growth Partners, Ltd. X
                                December 31, 2002

Item 12.  Certain Relationships and Related Transactions
The Partnership is entitled to engage in various transactions involving its general partners and its affiliates as described in the Partnership Agreement. The table below reflects amounts paid to the general partner or its affiliates during the following years:

                                2002                   2001
                                ----                   ----
Management Fees               $284,000               $245,000
Administrative Costs          $192,000               $115,000
Administrative Fees            $20,000                $17,000




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